UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

May 2, 2007

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Stock Code Number (Japan): 8411
(Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Devaluation of Securities for the fiscal year ended March 31, 2007

Mizuho Financial Group, Inc. (“MHFG”) hereby announces the amount of losses on devaluation of Other Securities by our subsidiaries, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”) for the fiscal year ended March 31, 2007 as follows:

Amount of losses on devaluation of Other Securities (unaudited)

MHBK:	¥183.5 billion
MHCB:	¥145.8 billion
Total:	¥329.4 billion

The above will not affect MHFG’s consolidated earnings estimates for the fiscal year ended March 31, 2007 that were announced on March 20, 2007.

Please direct any inquiries to:

Mizuho Financial Group, Inc., Corporate Communications, Public Relations Office

+81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates. Such forward-looking statements do not represent any guarantee by management of actual performance.

Information regarding factors that could affect our financial condition and results of operations is included in "Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.